ELITE FLIGHT SOLUTIONS, INC.
                              710 Third Street, SW
                             Roanoke, Virginia 24061
                                 (703) 754-6409

April 22, 2005

VIA EDGAR AND FEDERAL EXPRESS

Ms. Linda Cyrkel, Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0407
Washington, D.C. 20549

Re:      Elite Flight Solutions, Inc.
         Form 10-K for the year ended June 30, 2004
         File No.  1-31231

Dear Ms. Cyrkel:

         We are in receipt of your comment letter dated March 8, 2005. This letter sets forth the responses of the Company to the comment letter. Your comments are reproduced below:


Management's Discussion and Analysis
- Results of Operations

- Operating Expenses, page 10

COMMENT 1:                 Tell us supplementally and discuss in future filings
                           the component of other operating expenses in the amount of $3,893,594 for the year ended June 30, 2004.

RESPONSE:                  Supplementally, the components of other operating
                           expenses for the year ended June 30, 2004 consisted of $402,223 in aircraft insurance, $2,235,627 in professional and consulting fees, $265,160 in rent expense, $305,698 in travel and entertainment and the remaining $684,886 represents miscellaneous general and administrative expense. We will ensure that all of our future filings discuss the components of other operating expenses.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

- Going Concern, page F-14

COMMENT 2:                 Tell us supplementally how your auditors determined
                           that the discussion provided represents a viable plan that has the capacity of removing the threat to the continuation of the business. The footnote does not discuss funding arrangements and existing obligations for the next twelve months. Revise in future filings to provide a discussion of such viable plan. To the extent management does not have such a plan, please consult with your auditors as to the appropriateness of the going concern opinion. Refer to guidance in FRC 607.02 and SAS 34.

RESPONSE:                  Supplementally, our auditors determined that the
                           discussion provided represents a viable plan that has the capacity of removing the threat to the continuation of our business because the Company continues to maintain the Equity Line of Credit with Cornell Capital Partners, LP, which allows for access to the additional sources of capital which appear to provide sufficient funding. We will ensure that all of our future filings provide a discussion of funding arrangements and existing obligations for the next twelve months.

Ms. Linda Cykrel
United States Securities and Exchange Commission
April 22, 2004
Page 2

Principles of Consolidation, page F-14

COMMENT 3:                 Please revise in future filings to indicate the
                           name of the subsidiaries included in your accounts.
                           Currently, you refer to FlyJets.biz as your consolidated subsidiary, however, based on your discussion in the Organization section on page F-13, it appears that FlyJets.biz changed its name to Optimum and ceased operations. It appears that your only consolidated subsidiary is America Air Networks
                           Alaska, Inc. Please make similar revisions to other sections of your documentation as necessary.

RESPONSE:                  We will ensure that our future filings indicate the
                           name of the subsidiaries included in our accounts.
                           Supplementally, FlyJets.biz changed its name to Optimum Aviation, Inc. in August 2004. Optimum
                           Aviation, Inc. has ceased its operations but is still a subsidiary of Elite Flight Solutions, Inc. In addition to Optimum Aviation, Inc., the Company currently has two additional subsidiaries, America
                           Air Networks Alaska, Inc. and Delta Romeo, Inc.

Fixed Assets

COMMENT 4:                 Revise in future filings to disclose in the balance
                           sheet or footnotes the amount of assets recorded under capital leases and the related accumulated amortization. Also, the amortization charge shall be separately disclosed in the statements of operations or footnotes. Refer to the guidance in paragraph 13 of SFAS 13.

RESPONSE:                  In accordance with paragraph 13 of SFAS 13, our
                           future filings will disclose the amount of assets recorded under capital leases and the related accumulated amortization and we will ensure that the amortization charges are separately disclosed in the statements of operations or footnotes to the financial statements.

Ms. Linda Cykrel
United States Securities and Exchange Commission
April 22, 2004
Page 3

COMMENT 5:                 Revise in future filings to separately identify any
                           significant components of "other operating expenses" on the face of the statements of operations or in the related footnotes.

RESPONSE:                  We will ensure that our future filings separately
                           identify any significant components of other operating expenses on the face of the statements of operations or in the related footnotes. We identified separate components for professional and consulting fees, as well as aircraft insurance to the statement of operations in the financial statements due to their significance and due to the expectation that these components will continue to be significant in our future filings. Other components may be added as deemed appropriate.

Note 6 - Convertible Debenture, page F-19

COMMENT 6:                 Tell us supplementally the members and their
                           respective interest of Cornell Capital Partners, LP.
                           Also, indicate to us if Cornell Capital Partners is related to you in another manner other than as a debt holder.

RESPONSE:                  Supplementally, all investment decisions of, and
                           control of, Cornell Capital Partners are held by its general partner, Yorkville Advisors, LLC. Mark
                           Angelo, the managing member of Yorkville Advisors, makes the investment decisions on behalf of and controls Yorkville Advisors. Cornell Capital
                           Partners, LP is not related to the Company in no other manner other than as a debt holder and an investor under the Equity Line of Credit Agreement.

Ms. Linda Cykrel
United States Securities and Exchange Commission
April 22, 2004
Page 4

Note 11 - Loss on Return of Aircraft, page F-21

COMMENT 7:                 Tell us supplementally how the loss on the return of
                           the Cessna Citation III aircraft of $887,473 was calculated. In future filings, please classify such amount within loss from continuing operations on your statements of operations. Refer to paragraph 45 of SFAS 144. Please revise your accounting policy for recording gains and losses on fixed assets in footnote 1 accordingly. We may have further comment upon reviewing your response.

RESPONSE:                  Supplementally, the loss on the return of the Cessna
                           Citation III aircraft as stated in the statements of operations and footnote 11 totaled $838,803, which excludes depreciation of $48,670 and is based on the following: (i) $700,000 in principal payments on the related capital lease and (ii) $138,803 in fees and penalties related to the repossession of the aircraft as well as final settlements in negotiating a release from the capital lease. In accordance with paragraph
                           45 of SFAS 144, our future filings will classify such amounts within loss from continuing operations on our statements of operations and our accounting policy for recording gains and losses on fixed assets has been revised accordingly.

Note 14 - Legal Proceedings, page F-22

COMMENT 8:                 We note that in March 2004 you entered into an
                           operating lease for a Cessna Citation III aircraft with Thunder Aviation Acquisition, Inc. and subsequently filed a lawsuit against you alleging breach of the lease agreement in the amount of $109,421.73, plus fees, costs and interest.
                           Supplementally tell us and clarify in future filings what Thunder Aviation Acquisition, Inc. alleges in their complaint and how the amount they are seeking was determined. Also, tell us how you evaluated the conditions of paragraph 8 of SFAS 5 in regards to the outstanding litigation at June 30, 2004.

RESPONSE:                  Supplementally, Thunder Aviation Acquisition, Inc.
                           filed a lawsuit against EP Aviation, Inc. and the Company alleging that EP Aviation, Inc. and the Company breached its lease agreement by failing to make the related lease payments and causing a lien to be placed against the aircraft. Thunder Aviation
                           Acquisition, Inc. sought damages totaling $30,000 in monthly base rent, $31,054 in landing expenses, and $6,097 in other miscellaneous expenses. Further, Thunder Aviation Acquisition, Inc. sought an additional $47,271 to be incurred to release the lien. The aircraft was subsequently returned and the suit was settled in the amount of $50,000.
                           Accordingly, the Company recorded a loss related to the $60,000 deposit and $30,000 in other prepaid expenses for a total of $90,000. As of December 31, 2004, the Company recorded the settlement liability as part of accounts payable, which was paid in January 2005.

Ms. Linda Cykrel
United States Securities and Exchange Commission
April 22, 2004
Page 5

                           Supplementally, the Company evaluated the conditions of paragraph 8 of SFAS 5 in regard to the outstanding litigation at June 30, 2004 and decided whether losses from loss contingencies were to be accrued by determining (i) if the information available prior to the issuance of the financial statements indicated that it is probable that a liability had been incurred at June 30, 2004 and (ii) whether the loss contingencies could be reasonably estimated.

Please call me or Clayton Parker at (305) 539-3306 if you have any questions.

Very truly yours,

Bruce Edwards